Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS   39121

601-445-5576
601-445-2488 Fax
http://www.bkbank.com
corporate@bkbank.com


      FOR IMMEDIATE RELEASE:          FOR MORE INFORMATION:
      May 21, 1997                    W. Page Ogden, President & CEO
      for ticker BKBK                 Bazile R. Lanneau, Jr., Vice President


BRITTON & KOONTZ DECLARES SEMI-ANNUAL DIVIDEND

      Natchez, Mississippi (May 21, 1997) - Britton & Koontz Capital Corporation (Nasdaq/Symbol BKBK) declared a semi-annual dividend of $.27 per share payable June 16 to shareholders of record as of May 30, 1997. Adjusting for a recent 4:1 stock split, the Company paid total dividends in 1996 of $.50 per share ($.20 per share in June and $.30 per share in December) on outstanding shares of 1,764,288. The dividend announced today has been significantly increased over the June, 1996 dividend to allow for more even and consistent semi-annual dividend payments. The Company's prior dividend policy resulted in erroneous annualized dividend reporting by several information services. It is currently anticipated that the December, 1997 dividend will be consistent with the new dividend payment policy.


      Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. The Company reported assets of $155.6 million and equity of $17.1 million at March 30, 1997. Current shares outstanding are 1,764,288.